Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended March 31,					Six months ended September 30, 2015
	2011	2012	2013	2014	2015
	(In millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Income before income tax expense	¥821,812	¥849,942	¥1,415,871	¥1,420,443	¥2,262,656	¥510,193
Less: Equity in earnings of equity method investees—net	(113,017)	(499,427)	60,210	110,520	172,946	114,252

Total earnings	¥934,829	¥1,349,369	¥1,355,661	¥1,309,923	¥2,089,710	¥395,941

Fixed charges:
Interest expense, excluding interest on deposits	414,483	411,281	344,351	334,317	362,492	183,105
Estimated interest component of net rental expense(1)	5,191	4,974	8,692	10,231	13,434	6,840

Total fixed charges	419,674	416,255	353,043	344,548	375,926	189,945

Income before income tax expense, excluding fixed charges	¥1,354,503	¥1,765,624	¥1,708,704	¥1,654,471	¥2,465,636	¥585,886

Ratio of earnings to fixed charges	3.2	4.2	4.8	4.8	6.6	3.1

	Year ended March 31,					Six months ended September 30, 2015
	2011	2012	2013	2014	2015
	(In millions of yen, except for ratios)
Including interest on deposits
Fixed charges	¥419,674	¥416,255	¥353,043	¥344,548	¥375,926	¥189,945
Add: Interest on deposits	256,190	228,858	212,067	226,655	300,692	170,578

Total fixed charges including interest on deposits	¥675,864	¥645,113	¥565,110	¥571,203	¥676,618	¥360,523

Income before income tax expense, excluding fixed charges as above	1,354,503	1,765,624	1,708,704	1,654,471	2,465,636	585,886
Add: Interest on deposits	256,190	228,858	212,067	226,655	300,692	170,578

Total earnings before income tax expense, excluding fixed charges, and including interest on deposits	¥1,610,693	¥1,994,482	¥1,920,771	¥1,881,126	¥2,766,328	¥756,464

Ratio of earnings to fixed charges	2.4	3.1	3.4	3.3	4.1	2.1

Note:
(1)	The portion deemed representative of the interest factor